                                                            OMB APPROVAL
                                                      -------------------------
                                                      OMB Number:     3235-0145
                                                      Expires:  August 31, 1991
                                                      Estimated average burden
                                                      hours per response..14.90
                                                      -------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                         PANCHO'S MEXICAN BUFFET, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    69830410
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

   MARK B. KOOGLER, ONE NATIONWIDE PLAZA, COLUMBUS, OH  43216 (614) 249-4649
  -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 17, 1996
  -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D

 CUSIP NO. 69830410                                                                   PAGE 2 OF 18 PAGES

- --------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATIONWIDE MUTUAL INSURANCE COMPANY
      31-4177100

- --------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]

                                                                                              (b) [ x ]

- --------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

- --------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      INAPPLICABLE


- --------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]


- --------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      OHIO

- --------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     0
                               -------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                    0
                               -------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                   0
                               -------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      0
- --------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

- --------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ]


- --------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0

- --------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       IC

- --------------------------------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                SCHEDULE 13D

 CUSIP NO. 69830410                                                                   PAGE 3 OF 18 PAGES

- --------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATIONWIDE CORPORATION
      31-4416546

- --------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]

                                                                                              (b) [ x ]

- --------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

- --------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      INAPPLICABLE


- --------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]


- --------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      OHIO

- --------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     0
                               -------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                    0
                               -------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                   0
                               -------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      0
- --------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

- --------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ]


- --------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0

- --------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       CO

- --------------------------------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                SCHEDULE 13D

 CUSIP NO. 69830410                                                                   PAGE 4 OF 18 PAGES

- --------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATIONWIDE LIFE INSURANCE COMPANY
      31-4156830

- --------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]

                                                                                              (b) [ x ]

- --------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

- --------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      INAPPLICABLE


- --------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]


- --------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      OHIO

- --------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     0
                               -------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                    0
                               -------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                   0
                               -------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      0
- --------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

- --------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ]


- --------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0

- --------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       IC

- --------------------------------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                SCHEDULE 13D

 CUSIP NO. 69830410                                                                   PAGE 5 OF 18 PAGES

- --------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATIONWIDE FINANCIAL SERVICES, INC.
      36-2434406

- --------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]

                                                                                              (b) [ x ]

- --------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

- --------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      INAPPLICABLE


- --------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]


- --------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      OHIO

- --------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     0
                               -------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                    0
                               -------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                   0
                               -------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      0
- --------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

- --------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ]


- --------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0

- --------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       IA

- --------------------------------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                SCHEDULE 13D

 CUSIP NO. 69830410                                                                   PAGE 6 OF 18 PAGES

- --------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATIONWIDE INSURANCE ENTERPRISE FOUNDATION
      31-6022301

- --------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]

                                                                                              (b) [ x ]

- --------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

- --------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      INAPPLICABLE


- --------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]


- --------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      OHIO

- --------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     27,500
                               -------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                    0
                               -------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                   27,500
                               -------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      0
- --------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       27,500

- --------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ]


- --------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .63%

- --------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       CO

- --------------------------------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                SCHEDULE 13D

 CUSIP NO. 69830410                                                                   PAGE 7 OF 18 PAGES

- --------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATIONWIDE INVESTING FOUNDATION - NATIONWIDE GROWTH FUND
      31-6103834

- --------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]

                                                                                              (b) [ x ]

- --------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

- --------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      WC


- --------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]


- --------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      MICHIGAN

- --------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     61,500
                               -------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                    0
                               -------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                   61,500
                               -------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      0
- --------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       61,500

- --------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ]


- --------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.40%

- --------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       IV

- --------------------------------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                SCHEDULE 13D

 CUSIP NO. 69830410                                                                   PAGE 8 OF 18 PAGES

- --------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATIONWIDE SEPARATE ACCOUNT TRUST - TOTAL RETURN FUND
      31-6307125

- --------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]

                                                                                              (b) [ x ]

- --------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

- --------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      WC


- --------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]


- --------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS

- --------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     61,500
                               -------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                    0
                               -------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                   61,500
                               -------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      0
- --------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       61,500

- --------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ]


- --------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.40%

- --------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       IV

- --------------------------------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.                          4th Amendment

This statement relates to the common stock class of equity securities of Pancho's Mexican Buffet, Inc., with principal executive offices at 3500 Noble Avenue, Fort Worth Texas 76111.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a mutual insurance company organized under the laws of the State of Ohio.

Nationwide Growth Fund is a series of Nationwide Investing Foundation, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Investing Foundation is a common law trust formed under the laws of the State of Michigan and registered as a diversified, open-end investment company for the purpose of issuing investment shares to the general public.

Nationwide Separate Account Trust - Total Return Fund is a series of Nationwide Separate Account Trust, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Separate Account Trust is a diversified, open-end investment company organized under the laws of the Commonwealth of Massachusetts Business Trust for the purpose of issuing investment shares to segregated asset accounts of life insurance companies.

Nationwide Insurance Enterprise Foundation, One Nationwide Plaza, Columbus, Ohio 43216, is a not-for-profit corporation incorporated under the laws of the State of Ohio. Nationwide Insurance Enterprise Foundation contributes to non-profit activities and projects.

Nationwide Corporation, One Nationwide Plaza, Columbus, Ohio 43216, is a corporation organized under the laws of the State of Ohio. Nationwide Corporation acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company.

Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a legal reserve life insurance company organized and existing under the laws of the State of Ohio. The Company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.

Nationwide Financial Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, is a registered investment adviser organized under the laws of the State of Ohio, which serves as investment manager to several mutual funds, including Nationwide Investing Foundation and Nationwide Separate Account Trust.

                  DIRECTORS AND TRUSTEES OF REPORTING PERSONS
                  -------------------------------------------

NAME                                    ADDRESS                                PRINCIPAL
- ----                                    -------                                ---------
                                                                               OCCUPATION
                                                                               ----------
Lewis J. Alphin                         519 Bethel Church Road                 Farm Owner and Operator
(1), (4)                                Mt. Olive, NC 28365

John C. Bryant                          44 Faculty Place                       Executive Director, Cincinnati
                                        Wilmington, OH 45177                   Youth Collaborative


Richard D. Crabtree                     One Nationwide Plaza                   President and Chief Operating
(1)                                     Columbus, OH 43215                     Officer, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Mutual Fire Insurance Company,
                                                                               Nationwide Property and
                                                                               Casualty Insurance Company




C. Brent DeVore                         Otterbein College                      President, Otterbein College
                                        Westerville, OH 43081

Sue A. Doody,                           169 East Beck Street                   President, Lindey's Restaurant
C/O Lindey's                            Columbus, OH 43206

Robert M. Duncan                        1397 Haddon Road                       Attorney-at-Law
                                        Columbus, OH 43209

Keith W. Eckel                          1647 Falls Road                        Partner, Fred W. Eckel Sons;
(1), (4)                                Clarks Summit, PA 18411                President, Eckel Farms, Inc.


Willard J. Engel                        1100 East  Main Street                 General Manager, Lyon County
(1), (4)                                Marshall, Minnesota 56258              Cooperative Oil Company


Fred C. Finney                          1558 West Moreland Road                Farm Owner and Operator,
(1), (4)                                Wooster, Ohio 44691                    Moreland Fruit Farm; Operator,
                                                                               Melrose Orchard

NAME                                    ADDRESS                                PRINCIPAL
- ----                                    -------                                ---------
                                                                               OCCUPATION
                                                                               ----------
Charles L. Fuellgraf, Jr.               434 N. Washington Street               Chief Executive Officer,
(1), (4), (5), (6)                      Butler, PA 16001                       Fuellgraf Electric Company;
                                                                               Electrical Construction and
                                                                               Engineering Services

Joseph J. Gasper                        One Nationwide Plaza                   President and Chief Operating
(2), (4)                                Columbus, Ohio 43215                   Officer, Nationwide Life
                                                                               Insurance Company, Nationwide
                                                                               Life and Annuity Insurance
                                                                               Company, President Nationwide
                                                                               Financial Services, Inc.



Henry S. Holloway                       1247 Stafford Road                     Farm Owner and Operator
(3), (4), (5)                           Darlington, Maryland 21034

Thomas J. Kerr, IV                      1223-A Central Street                  President, Kendall College
                                        Evanston, IL 60201

Douglas F. Kridler                      Columbus Association of
                                        Performing Arts
                                        55 E. State Street
                                        Columbus, OH 43215

D. Richard McFerson                     One Nationwide Plaza                   Chairman and Chief Executive
(1), (2), (3), (4), (5), (6)            Columbus, Ohio 43215                   Officer-Nationwide Insurance
                                                                               Enterprise, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Corporation, Nationwide Mutual
                                                                               Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, Nationwide Life
                                                                               Insurance Company; Chairman of
                                                                               the Board and Chairman and
                                                                               Chief Executive Officer,
                                                                               Nationwide Financial Services,
                                                                               Inc., Nationwide Insurance
                                                                               Enterprise

NAME                                    ADDRESS                                PRINCIPAL
- ----                                    -------                                ---------
                                                                               OCCUPATION
                                                                               ----------
                                                                               Foundation
David O. Miller
(1), (3), (4), (5)                      115 Sprague Drive                      President, Owen Potato Farm,
                                        Hebron, OH 43025                       Inc.; Partner M&M Enterprises
C. Ray Noecker
(1), (4)                                2770 State Rte. 674, South             Farm Owner and Operator,
                                        Ashville, Ohio 43103                   Noecker Farms
James F. Patterson
(1), (3), (4), (5)                      8765 Mulberry Road                     President, Patterson Farms,
                                        Chesterland, Ohio 44026                Inc.; Vice President,
                                                                               Pattersons, Inc.
Arden L. Shisler
(1), (3), (4), (5)                      1356 North Wenger Road                 President and Chief Executive
                                        Dalton, Ohio 44618                     Officer, K&B Transport, Inc.

Robert L. Stewart
(1), (4)                                88740 Fairview Road                    Farm Owner and Operator;
                                        Jewett, Ohio 43986                     Owner, Sunnydale Mining
Nancy C. Thomas
(1), (4), (6)                           10835 Georgetown Street, NE            Farm Owner and Operator,
                                        Louisville, Ohio 44641                 Da-Ma-Lor Farms
Harold W. Weihl
(1), (4), (6)                           14282 King Road                        Farm Owner and Operator,
                                        Bowling Green, Ohio 43402              Weihl Farms

David C. Wetmore                        The Updata Group                       Executive Vice President and
                                        516 Herndon Park                       Chief Operating Officer,
                                        Herndon, VA 22070                      Legent Corporation


- -------------------------------------------

(1)      Director of Nationwide Mutual Insurance Company
(2)      Director of Nationwide Financial Services, Inc.
(3)      Director of Nationwide Corporation
(4)      Director of Nationwide Life Insurance Company
(5)      Trustee of Nationwide Insurance Enterprise Foundation
(6)      Trustee of Nationwide Investing Foundation
(7)      Trustee of Nationwide Separate Account Trust

                    EXECUTIVE OFFICERS OF REPORTING PERSONS



NAME                                    ADDRESS                                PRINCIPAL OCCUPATION
- ----                                    -------                                --------------------

D. Richard McFerson                     One Nationwide Plaza                   Chairman and Chief Executive
                                        Columbus, Ohio 43215                   Officer-Nationwide Insurance
                                                                               Enterprise, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Corporation, Nationwide Mutual
                                                                               Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, Nationwide Life
                                                                               Insurance Company; Chairman of
                                                                               the Board and Chairman and
                                                                               Chief Executive Officer,
                                                                               Nationwide Financial Services,
                                                                               Inc., Nationwide Insurance
                                                                               Enterprise Foundation

Richard D. Crabtree                     One Nationwide Plaza                   President and Chief Operating
                                        Columbus, OH 43215                     Officer, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Mutual Fire Insurance Company,
                                                                               Nationwide Property and
                                                                               Casualty Insurance Company

Joseph J. Gasper                        One Nationwide Plaza                   President and Chief Operating
                                        Columbus, OH 43215                     Officer, Nationwide Life
                                                                               Insurance Company, Nationwide
                                                                               Life and Annuity Insurance
                                                                               Company, President Nationwide
                                                                               Financial Services, Inc.

NAME                                    ADDRESS                                PRINCIPAL OCCUPATION
- ----                                    -------                                --------------------
Gordon E. McCutchan                     One Nationwide Plaza                   Executive Vice President - Law
                                        Columbus, OH 43215                     and Corporate Services and
                                                                               Secretary, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Mutual Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, Nationwide Life
                                                                               Insurance Company, Nationwide
                                                                               Corporation, Nationwide
                                                                               Financial Services, Inc.,
                                                                               Nationwide Insurance
                                                                               Enterprise Foundation

Robert A. Oakley                        One Nationwide Plaza                   Executive Vice President-Chief
                                        Columbus, OH 43215                     Financial Officer, Nationwide
                                                                               Mutual Insurance Company,
                                                                               Nationwide Mutual Fire
                                                                               Insurance Company, Nationwide
                                                                               General Insurance Company,
                                                                               Nationwide Property and
                                                                               Casualty Insurance Company,
                                                                               Nationwide Corporation,
                                                                               Nationwide Life Insurance
                                                                               Company, Nationwide Financial
                                                                               Services, Inc., Nationwide
                                                                               Insurance Enterprise
                                                                               Foundation

Robert J. Woodward, Jr.                 One Nationwide Plaza                   Executive Vice President-Chief
                                        Columbus, OH 43215                     Investment Officer, Nationwide
                                                                               Mutual Insurance Company,
                                                                               Nationwide Mutual Fire
                                                                               Insurance Company, Nationwide
                                                                               General Insurance Company,

NAME                                    ADDRESS                                PRINCIPAL OCCUPATION
- ----                                    -------                                --------------------
                                                                               Nationwide Property and
                                                                               Casualty Insurance Company,
                                                                               Nationwide Corporation,
                                                                               Nationwide Life Insurance
                                                                               Company, Nationwide Financial
                                                                               Services, Inc., Nationwide
                                                                               Insurance Enterprise
                                                                               Foundation

W. Sidney Druen                         One Nationwide Plaza                   Senior Vice President and
                                        Columbus, OH 43215                     General Counsel and Assistant
                                                                               Secretary, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Mutual Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, Nationwide
                                                                               Corporation, Nationwide Life
                                                                               Insurance Company, Nationwide
                                                                               Financial Services, Inc.,
                                                                               Nationwide Insurance
                                                                               Enterprise Foundation

Mark E. Fiebrink                        One Nationwide Plaza                   Senior Vice President and
                                        Columbus, OH 43215                     Chief Actuary - Property and
                                                                               Casualty, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Mutual Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, and Nationwide Life
                                                                               Insurance Company

NAME                                    ADDRESS                                PRINCIPAL OCCUPATION
- ----                                    -------                                --------------------

Harvey S. Galloway, Jr.                 One Nationwide Plaza                   Senior Vice President and
                                        Columbus, OH 43215                     Chief Actuary - Life, Health,
                                                                               and Annuities, Nationwide
                                                                               Mutual Insurance Company,
                                                                               Nationwide Mutual Fire
                                                                               Insurance Company, Nationwide
                                                                               General Insurance Company,
                                                                               Nationwide Property and
                                                                               Casualty Insurance Company,
                                                                               Nationwide Corporation,
                                                                               Nationwide Life Insurance
                                                                               Company

Richard A. Karas                        One Nationwide Plaza                   Senior Vice President - Sales
                                        Columbus, OH 43215                     - Financial Services, Property
                                                                               and Casualty, Nationwide
                                                                               Mutual Insurance Company,
                                                                               Nationwide Mutual Fire
                                                                               Insurance Company, Nationwide
                                                                               General Insurance Company,
                                                                               Nationwide Property and
                                                                               Casualty Insurance Company,
                                                                               and Nationwide Life Insurance
                                                                               Company

James A. Taylor                         One Nationwide Plaza                   Senior Vice President -
                                        Columbus, OH 43215                     Property/Casualty Insurance,
                                                                               Nationwide Mutual Insurance
                                                                               Company, Nationwide Mutual
                                                                               Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, and Nationwide Life
                                                                               Insurance Company

NAME                                    ADDRESS                                PRINCIPAL OCCUPATION
- ----                                    -------                                --------------------
Susan A. Wolken                         One Nationwide Plaza                   Senior Vice President - Human
                                        Columbus, OH 43215                     Resources, Property and
                                                                               Casualty, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Mutual Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, and Nationwide Life
                                                                               Insurance Company

Harry A. Schermer                       One Nationwide Plaza                   Vice President -- Equity
                                        Columbus, OH 43215                     Securities - Property and
                                                                               Casualty, Nationwide Mutual
                                                                               Insurance Company, Nationwide
                                                                               Mutual Fire Insurance Company,
                                                                               Nationwide General Insurance
                                                                               Company, Nationwide Property
                                                                               and Casualty Insurance
                                                                               Company, and Nationwide Life
                                                                               Insurance Company; Vice
                                                                               President - Investments,
                                                                               Nationwide Financial Services,
                                                                               Inc., Assistant Treasurer,
                                                                               Nationwide Investing
                                                                               Foundation, Nationwide
                                                                               Separate Account Trust

James F. Laird                          One Nationwide Plaza                   Vice President and General
                                        Columbus, OH 43215                     Manager, Nationwide Financial
                                                                               Services, Inc., Treasurer,
                                                                               Nationwide Investing
                                                                               Foundation, Nationwide
                                                                               Separate Account Trust

All of the above named directors, trustees and executive officers of the reporting persons are hereafter referred to as "Executive Officers."

(c) Inapplicable.

(d) - (e) During the past five years, none of the above-named persons or Executive Officers have either been convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result thereof, subjected or subjects them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Inapplicable.

DISCLAIMER OF BENEFICIAL OWNERSHIP. Nationwide Mutual Insurance Company, Nationwide Investing Foundation - Nationwide Growth Fund, Nationwide Separate Account Trust - Total Return Fund, Nationwide Corporation, Nationwide Insurance Enterprise Foundation and Nationwide Financial Services, Inc. hereby declare that the filing of this statement shall not be construed as an admission that such persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement which would require a joint or individual filing of Schedule 13D.

The persons named in this statement believe that the relationships among them does not fall within the scope of Rule 13d-3 under the Act. This filing is made solely for the purpose of their fully disclosing the relationships among the persons named herein and their individual holdings of the subject securities.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

No funds or other considerations of Nationwide Mutual Insurance Company, Nationwide Corporation, Nationwide Life Insurance Company, Nationwide Insurance Enterprise Foundation, Nationwide Financial Services, Inc. or Executive Officers were used in making the subject purchases.

Nationwide Investing Foundation - Nationwide Growth Fund, used $206,125.00 of its independent working capital to purchase the securities reported herein. No considerations were borrowed or otherwise obtained for the purpose of these acquisitions.

ITEM 4. PURPOSE OF TRANSACTION. The purchase of the subject securities was made strictly for passive investment purposes by the Nationwide Investing Foundation - Nationwide Growth Fund and Nationwide Separate Account Trust - Total Return Fund. Prior purchases of subject securities were made by Nationwide Investing Foundation - Nationwide Growth Fund, Nationwide Separate Account Trust - Total Return Fund and Nationwide Insurance Enterprise Foundation strictly for passive investment purposes. No purchases of the subject securities were made by Nationwide Mutual Insurance Company, Nationwide Corporation, Nationwide Life Insurance Company, Nationwide Financial Services, Inc. or Executive Officers. There are no other plans or proposals regarding the securities which the reporting persons may have.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a) - (b) As of April 17, 1987, the aggregate number and percentage of the class of the subject securities, and the type of voting power attached thereto, is as follows:

     Nationwide Investing Foundation - Nationwide Growth Fund - 61,500 shares (sole power)
     Nationwide Separate Account Trust - Common Stock Fund - 61,500 shares (sole power)
     Nationwide Insurance Enterprise Foundation - 27,500 shares (sole power) Nationwide Mutual Insurance Company - 0 shares
     Nationwide Financial Services, Inc. - 0 shares
     Nationwide Corporation - 0 shares
     Nationwide Life Insurance Company - 0 shares
     Executive Officers - 0 shares

(c) With its independent working capital, Nationwide Investing Foundation - Nationwide Growth Fund, acquired in an amount equal to $130,000.00, 10,000 shares at a price per share of $13.00 of the subject securities on September 11, 1987; in an amount equal to $180,000.00, 15,000 shares at a price per share of $12.00, of the subject securities on September 22, 1987; in an amount equal to $121,250.00, 10,000 shares at a price per share of $12.125, of the subject securities on September 23, 1987; in an amount equal to $97,000.00, 8,000 shares at a price per share of $12.125, of the subject securities on September 24, 1987; and in amount equal to $60,625.00, 5,000 shares at a price per share of $12.125, of the subject securities on September 29, 1987; in an amount equal to $122,500.00, 10,000 shares at a price per share of $12.25, of the subject securities on October 1, 1987; and in an amount equal to $304,300.00, 25,000 shares at a price per share of $12.172, of the subject securities on October 6, 1987, all through Prudential-Bache Securities on the OTC market.

With its independent working capital, Nationwide Separate Account Trust - Common Stock Fund acquired, in an amount equal to $325,000.00, 25,000 shares at a price per share of $13.00, of the subject securities on September 11, 1987; in an amount equal to $242,500.00, 20,000 shares at a price per share of $12.125, of the subject securities on September 23, 1987; in an amount equal to $120,000.00, 10,000 shares at a price per share of $12.00, of the subject securities on September 28, 1987; in an amount equal to $181,875.00, 15,000 shares at a price per share of $12.125, of the subject securities on September 29, 1987; in an amount equal to $122,500.00, 10,000 shares at a price per share of $12.25, of the subject securities on October 1, 1987; and in an amount equal to $182,580.00, 15,000 shares at a price per share of $12.172, of the subject securities on October 6, 1987, all through Prudential-Bache Securities on the OTC market.

(d) Except for shareholders of the Nationwide Investing Foundation - Nationwide Growth Fund and Nationwide Separate Account Trust - Common Stock Fund, no persons know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities.

(e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements or understandings among the persons named in Items 1 and 2 of this statement and between such persons and any person with respect to any securities of the issuer.

Nationwide Mutual Insurance Company owns 95% of the outstanding shares of Nationwide Corporation. Nationwide Corporation is sole owner of all the outstanding shares of Nationwide Life Insurance Company which in turn is the sole shareholder of Nationwide Financial Services, Inc., a registered investment advisor. Nationwide Financial Services, Inc. serves, under separate investment management agreements, as the investment advisor to the Nationwide Investing Foundation - Nationwide Growth Fund and the Nationwide Separate Account Trust - Total Return Fund. These investment companies are managed under the direction of a board of trustees consisting of thirteen and five members, respectively, a majority of which for each fund are not "interested persons," as that term is defined by the Investment Company Act of 1940.

Nationwide Insurance Enterprise Foundation is a membership nonprofit corporation, the shares of which are owned by its members. Its members consist of directors of Nationwide Mutual Insurance Company.

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                    NATIONWIDE MUTUAL INSURANCE COMPANY

                    -----------------------------------------------------
                    Harry A. Schermer, Vice President-Equity Services


                    NATIONWIDE LIFE INSURANCE COMPANY

                    -----------------------------------------------------
                    Harry A. Schermer, Vice President - Equity Services


                    NATIONWIDE INVESTING FOUNDATION

                    -----------------------------------------------------
                    Harry A. Schermer, Assistant Treasurer

                    NATIONWIDE SEPARATE ACCOUNT TRUST

                    -----------------------------------------------------
                    Harry A. Schermer, Assistant Treasurer


                    NATIONWIDE INSURANCE ENTERPRISE FOUNDATION

                    -----------------------------------------------------
                    Robert J. Woodward, Jr., Executive Vice President - Chief Investment Officer


                    NATIONWIDE CORPORATION

                    -----------------------------------------------------
                    David A. Diamond, Treasurer


                    NATIONWIDE FINANCIAL SERVICES, INC.

                    -----------------------------------------------------
                    Harry A. Schermer, Vice President - Investments